UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                RMS Titanic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007496121
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Arnie Geller
--------------------------------------------------------------------------------
                               3340 Peachtree Road
                             Atlanta, Georgia 30305
                                 (404) 842-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Arnie Geller


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)      [   ]

                   (b)      [   ]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

--------------------------------------------------------------------------------
       4.          Source of Funds (See Instructions)
                   OT

--------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States of America

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            1,562,500*

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            1,475,000**

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,562,500*

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            1,475,000**

--------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   3,037,500*

--------------------------------------------------------------------------------
       12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [   ]

--------------------------------------------------------------------------------
       13.         Percent of Class Represented by Amount in Row (11) 14.1%***

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------

* Includes 650,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by Arnie Geller. Such shares have no voting rights until issued upon exercise of such stock options.

**       See Item 5.

*** Percentage calculated on the basis of 21,480,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004, 1,555,000 shares of Common Stock that the Issuer is contractually obligated to issue and intends to issue within the next 30 days and 650,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by Arnie Geller.

CUSIP No. 78401R 10 1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Judith Geller


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)      [   ]

                   (b)      [   ]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

--------------------------------------------------------------------------------
       4.          Source of Funds (See Instructions)
                   OO

--------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States of America

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            1,475,000**

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            1,475,000**

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   1,475,000

  ------------------------------------------------------------------------------
       12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [   ]

--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row (11) 7.1%****

--------------------------------------------------------------------------------
      14.         Type of Reporting Person (See Instructions)
                  IN

--------------------------------------------------------------------------------

**** Percentage calculated on the basis of 20,830,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004 and 1,555,000 shares of Common Stock that the Issuer is contractually obligated to issue and intends to issue within the next 30 days.

Item 1.                   Security and Issuer


         This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of RMS Titanic, Inc. (the "Issuer), whose principal executive offices are located at 3340 Peachtree Rd, NE, Suite 2250, Atlanta, GA 30326


Item 2.                   Identity and Background

(a) This Schedule 13D is filed jointly by Arnie Geller and Judith Geller, husband and wife.

(b) Arnie Geller's and Judith Geller's business address is 3340 Peachtree Road, Atlanta, Georgia 30305.

(c) Arnie Geller is President, Chief Executive Officer and a Director of the Issuer. Judith Geller is an author and free-lance writer/designer.

(d) During the last five years, neither of Arnie Geller nor Judith Geller has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of Arnie Geller nor Judith Geller has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Arnie Geller or Judith Geller, respectively, being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arnie Geller and Judith Geller are both citizens of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration


         The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D were granted by the Issuer in consideration of services provided by Arnie Geller to the Issuer. Judith Geller acquired her interest in the shares of Common Stock reported on this
Schedule 13D as a gift from Arnie Geller.


Item 4.                   Purpose of Transaction


         The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D by Arnie Geller were made in consideration of services provided by Arnie Geller to the Issuer for investment. Judith Geller acquired her interest in the shares of Common Stock reported as beneficially owned by her on this Schedule 13D for investment as a gift from Arnie Geller. Each of Arnie Geller and Judith Geller holds his or her respective shares of Common Stock for investment purposes; however, as the holder of 2,387,500 (includes 600,000 shares of Common Stock that the Issuer is obligated and intends to issue to Arnie Geller within the next 30 days) and 1,475,000 shares of currently outstanding Common Stock, respectively, Arnie Geller and Judith Geller will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors. Further, Arnie Geller acknowledges that in the event of the issuance of up to 650,000 shares of Common Stock to Arnie Geller upon an exercise of currently exercisable stock options held by Arnie Geller, his influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase.

         As of June 29, 2000, the Issuer and Arnie Geller entered into a five-year employment agreement, incorporated by reference herein as Exhibit B, (the "2000 Employment Agreement") pursuant to which Arnie Geller was entitled to: (A) an annual base salary, retroactive from November 26, 1999, of $300,000, which, at Arnie Geller's option may, in lieu of cash, be paid in the form of shares of Common Stock valued for such purposes at 50% of the closing bid price of the Common Stock as quoted on a specified stock exchange (the "Stock Alternative") as of the beginning of each calendar quarter; (B) a minimum annual cash bonus consisting of at least one-third of a bonus pool consisting of 20% of the amount by which the Issuer's profit during a year exceeds the Issuer's profit for the fiscal year ended February 29, 2000 which, at Arnie Geller's option may, in lieu of cash, be paid in shares of Common Stock on the terms of the Stock Alternative determined as of the last day of the Issuer's fiscal year; and (C) immediately vested and exercisable options to purchase 500,000 shares of Common Stock at a price of $1.75 per share expiring on June 28, 2010 which were issued pursuant to the stock option grant agreement, incorporated by reference herein as Exhibit C and the Issuer's 2000 Stock Option Plan, incorporated by reference herein as Exhibit D (the "2000 Plan").

            As of January 21, 2001, 300,000 shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $1.15 per share which expires on January 26, 2011 was granted Arnie Geller in consideration of services to the Issuer pursuant to the 2000 Plan.

         As of January 21, 2001, an Original issuance of 25,000 shares of Common Stock occurred in consideration of services by Arnie Geller to the Issuer as a member of the Board of Directors.

         As of June 7, 2001, Arnie Geller transferred title to 1,475,000 shares of Common Stock that were held in his name alone to ownership by him and Judith Geller, his spouse, in tenancy by the entireties as a gift.

         As of February 4, 2002, the Issuer and Arnie Geller entered into a five-year employment agreement, incorporated by reference herein as Exhibit E (the "2002 Employment Agreement") pursuant to which Arnie Geller was entitled to: (A) an annual base salary, subject to a minimum increase of 5% per year, of $330,750, which, at Arnie Geller's option may, in lieu of cash, be paid in the form of shares of Common Stock on the terms of the Stock Alternative determined as of the date of Arnie Geller's election to receive shares of Common Stock in lieu of cash; and (B) immediately vested and exercisable options to purchase 500,000 shares of Common Stock at a price of $0.40 per share expiring on February 4, 2012 which were issued pursuant to the 2000 Plan.

         As of April 10, 2004, the Issuer and Arnie Geller entered into an amendment to the 2002 Employment Agreement, incorporated by reference herein as Exhibit F (the "2004 Amendment") pursuant to which Arnie Geller was entitled to immediately vested and exercisable options to purchase 400,000 shares of Common Stock at a price of $1.64 per share expiring on April 10, 2014 which were issued pursuant to the Issuer's 2004 Stock Option Plan, incorporated by reference herein as Exhibit G (the "2004 Plan").

         As of July 30, 2004, Arnie Geller agreed to surrender options to purchase 1,200,000 shares of Common Stock in exchange for 600,000 shares of Common Stock by Letter Agreement dated July 30, 2004 (filed herewith as Exhibit
H). The Issuer and Arnie Geller agreed to this surrender and issuance because the authorized capital stock of the Issuer set forth in the Issuer's Articles of Incorporation is 30,000,000 shares of Common Stock. The reduction in the number of shares of Common Stock reserved for issuance on the exercise of stock options resulting from the surrender of stock options by Arnie Geller will permit the Issuer to issue additional shares of Common Stock to third parties without amending its Articles of Incorporation. The surrendered options included the following: (a) options exercisable for 500,000 shares at an exercise price of $1.75and a maturity of April 25, 2010; (b) options exercisable for 400,000 shares at an exercise price of $1.64 and a maturity of April 10, 2014; and (c) options exercisable for 300,000 shares at an exercise price of $1.15 and a maturity of January 21, 2011.

         Each of Arnie Geller and Judith Geller intends to review his or her respective investments in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him or her with respect to his or her respective holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, expiration dates of stock options (with respect to Arnie Geller), individual tax and other portfolio considerations and personal needs, each of Arnie Geller and Judith Geller may from time to time consider a number of possible strategies for enhancing the value of his or her respective investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by each of them, respectively, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions, upon exercise of stock options (with respect to Arnie Geller) or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by each of them, respectively; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Arnie Geller, Judith Geller or some other person or persons; proposing or seeking to effect changes in management or the membership of the board of directors of the Issuer; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiary, or a sale or transfer of a material amount of assets of the Issuer or its subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

         Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Arnie Geller or Judith Geller to consider other alternatives. However, there can be no assurance that Arnie Geller or Judith Geller will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their respective holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Arnie Geller or Judith Geller.

            Except as noted above, as of the date of this Schedule 13D, neither of Arnie Geller nor Judith Geller has any plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer



(a) Arnie Geller beneficially owns 3,037,500 shares of Common Stock which includes 1,475,000 shares of Common Stock held in tenancy by the entireties with his spouse Judith Geller and 650,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by Arnie Geller. The shares of Common Stock beneficially owned by Arnie Geller comprise 14.1% of the issued and outstanding shares of Common Stock calculated on the basis of 20,480,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004, 1,555,000 shares of

     Common Stock that the Issuer is contractually obligated and intends to issue within the next 30 days and 650,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by Arnie Geller. Judith Geller beneficially owns 1,475,000 shares of Common Stock held in tenancy by the entireties with her spouse Arnie Geller. The shares of Common Stock beneficially owned by Judith Geller comprise 7.1% of the issued and outstanding shares of Common Stock calculated on the basis of 20,830,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004 and 1,555,000 shares of Common Stock that the Issuer is contractually obligated and intends to issue within the next 30 days.

(b) Arnie Geller and Judith Geller share the power to vote or direct the vote and share the power to dispose or to direct the disposition of 1,475,000 shares of Common Stock which they hold in tenancy by the entireties. Arnie Geller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 2,387,500 shares (includes 912,500 shares of Common Stock that the Issuer is obligated and intends to issue to Arnie Geller within the next 30 days) of currently outstanding Common Stock and 650,000 shares of Common Stock issuable to Arnie Geller upon the exercise of currently exercisable stock options that are not currently eligible to vote. Judith Geller has no shares of Common Stock for which she has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition.

(c) The following transactions in the Common Stock were effected by Arnie Geller during the period commencing 60 days prior to June 28, 2000 through the date of this filing:


                  Increase or
                 (Decrease) in
                  Number of
                  Shares                                      Total Shares
                  Beneficially                                Beneficially
Date              Owned               Price Per Share         Owned            Note
------------------------------------------------------------------------------------
6/28/00           500,000                   N/A               1,950,000         (1)

1/26/01           300,000                   N/A               2,250,000         (2)

1/26/01            75,000                   N/A               2,325,000         (3)

1/26/01            25,000                   N/A               2,350,000         (4)

6/7/01                -0-                   N/A               2.350.000         (5)

2/01/02           500,000                   N/A               2,850,000         (6)

12/12/03           75,000                   N/A               2,925,000         (7)

12/12/03          312,500                   $0.16             3,237,500         (8)

                                       10

4/10/04           400,000                   N/A               3,637,500         (9)

07/30/04       (1,200,000)                  N/A               2,437,500        (10)

07/30/04          600,000                   N/A               3,037,500        (10)(11)

         (1) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $1.75 per share which expires on June 29, 2010 granted in consideration of services to the Issuer pursuant to the 2000 Employment Agreement, the stock option grant agreement, incorporated by reference herein as Exhibit C and the 2000 Plan

         (2) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $1.15 per share which expires on January 26, 2011 granted in consideration of services to the Issuer pursuant to the 2000 Plan.

         (3) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $0.40 per share which expires on January 26, 2011 granted in consideration of services to the Issuer pursuant to the 2000 Plan.

         (4) Original issuance of shares of Common Stock in consideration of services by Arnie Geller to the Issuer as a member of the Board of Directors.

         (5) Arnie Geller transferred title to 1,475,000 shares of Common Stock that were held in his name alone to ownership by him and Judith Geller, his spouse, in tenancy by the entireties as a gift.

         (6) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $0.40 per share which expires on February 1, 2012 granted in consideration of services to the Issuer pursuant to the 2002 Employment Agreement and the 2000 Plan.

         (7) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $0.32 per share which expires on December 12, 2013 granted in consideration of services to the Issuer pursuant to the 2004 Plan.

         (8) Original issuance of shares of Common Stock in consideration of services by Arnie Geller to the Issuer pursuant to the 2002 Employment Agreement in lieu of salary in the amount of $50,000.

         (9) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $1.64 per share which expires on April 10, 2014 granted in consideration of services to the Issuer pursuant to the 2004 Amendment and the 2004 Plan.

         (10) Arnie Geller surrendered options to purchase 1,200,000 shares of Common Stock in exchange for 600,000 shares of Common Stock. The surrendered options included the following: (a) options exercisable for 500,000 shares at an exercise price of $1.75 and a maturity of April 25, 2010; (b) options exercisable for 400,000 shares at an exercise price of $1.64 and a maturity of April 10, 2014; and (c) options exercisable for 300,000 shares at an exercise price of $1.15 and a maturity of January 21, 2011.

         (11) Total Shares Beneficially Owned includes 650,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options.

The following transactions in the Common Stock were effected by Judith Geller during the period commencing 60 days prior to June 28, 2000 through the date of this filing:

                           Increase or
                           (Decrease) in
                           Number of
                           Shares                                      Total Shares
                           Beneficially                                Beneficially
Date                       Owned                     Price Per Share   Owned                Note
---------------------------------------------------------------------------------------------------
6/7/01                     1,475,000                       N/A         1,475,000            (A)

         (A) Arnie Geller transferred title to 1,475,000 shares of Common Stock that were held in his name alone to ownership by him and Judith Geller, his spouse, in tenancy by the entireties as a gift.

(d) No person other than Arnie Geller and Judith Geller, with respect to the separate interests of each disclosed in this Schedule 13D, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock disclosed in this
     Schedule 13D as beneficially owned by Arnie Geller and Judith Geller, respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Except as set forth above in Items 4, 5(c) and the exhibits hereto (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Arnie Geller or Judith Geller, respectively, and any other person with respect to the Common Stock.

         Arnie Geller and Judith Geller have entered into the Joint Filing Agreement dated as of August 3, 2004, attached hereto as Exhibit A, in connection with the filing of this Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission.

Item 7.        Material to Be Filed as Exhibits



A. Joint Filing Agreement dated August 3, 2004 (filed herewith)

B. Employment Agreement dated June 29, 2000 between the Issuer and Arnie Geller (incorporated herein by reference from the Issuer's Form 10-Q for the quarter ended May 31, 2000)

C. Stock Option Agreement dated June 29, 2000 between the Issuer and Arnie Geller (incorporated herein by reference from the Issuer's Form 10-Q for the quarter ended May 31, 2000)

D. The Issuer's 2000 Stock Option Plan (incorporated herein by reference from the Issuer's Form 10-K for year ended February 29, 2000)

E. Employment Agreement dated February 2, 2002 between the Issuer and Arnie Geller (incorporated herein by reference to the Issuer's Form 10-K for year ended February 28, 2002)

F. Amendment to Employment Agreement dated April 10, 2004 between the Issuer and Arnie Geller (incorporated by reference to the Issuer's Form 10-K for the year ended February 29, 2004)

G. The Issuer's 2004 Stock Option Plan (incorporated by reference to the Issuer's Form 10-K for the year ended February 29, 2004).

H. Letter Agreement dated July 30, 2004 between the Issuer and Arnie Geller (filed herewith).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------



                                               /s/ ARNIE GELLER
Date:  August 3, 2004                     _____________________________
                                                   Arnie Geller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------



                                              /s/ JUDITH GELLER
Date:  August 3, 2004                     _____________________________
                                                  Judith Geller

                                                                       EXHIBIT A
                             JOINT FILING AGREEMENT



         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of RMS Titanic, Inc.

Dated:  August 3, 2004



/s/ ARNIE GELLER                    /s/ JUDITH GELLER
-----------------------------       ------------------------------------
Arnie Geller                            Judith Geller


                                                                       EXHIBIT H

                         [RMS Titanic, Inc. Letterhead]

                                  July 30, 2004


Arnie Geller, President and Chief Executive Officer
C/o RMS Titanic, Inc.
3340 Peachtree Road, N.E., Suite 2250
Atlanta, Georgia 30326

Re:      Forfeiture of Certain Options in Exchange for Common Stock

         Dear Arnie:

         As you know, RMS Titanic, Inc. is proposing to offer certain of its securities in a private placement and is proposing to engage Sands Brothers International Limited to serve as its exclusive selected dealer in connection with the Offering. In order to proceed with the Offering and insure that the Company has adequate shares available for issuance in the Offering, the Selected Dealer has requested that you immediately forfeit options to acquire an aggregate of 600,000 shares of the Company's common stock.

         You hereby agree to exchange options to acquire an aggregate of 1,200,000 shares of the Company's common stock and hereby tender the option agreements for such options to the Company for cancellation and re-issuance for the balance of any options, if any, covered by such option agreement that have not been cancelled hereby for 600,000 shares of the Company's common stock, par value $0.0001, which shall be validly issued, fully paid and non-assessable. The options so surrendered are listed on Schedule A attached.

         You hereby agree to take such further actions as are necessary to effect the purposes of the agreements contained in this letter.

                         RMS Titanic, Inc.



                         -----------------------------------------
                            Gerald Couture
                            Vice President - Finance and Chief Financial
                            Officer

Accepted and Agreed:



------------------------------------------------
Arnie Geller


------------------------------------------------
Date

------------------------------------------------
------------------------------------------------

                                   Schedule A
                                Options Exchanged

Grant Date                 Shares Underlying Grant   Exercise Price
--------------------------------------------------------------------------------
6/28/2000                      500,000                           $1.75
1/26/2001                      300,000                           $1.15
4/10/2004                      400,000                           $1.64